Filed by: UIL Holdings Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: UIL Holdings Corporation

Commission File No.: 001-15052

The following is an employee communication distributed September 24, 2015

QUIKFAX

SOURCE: Jim Torgerson, President and CEO	Please Post

Sept. 24, 2015

Iberdrola USA / UIL Merger Update

UIL and Iberdrola USA have made significant headway toward completing the steps necessary for their proposed merger, and we remain confident that the deal will close before year’s end.

On Sept. 16, Connecticut’s attorney general and the state Department of Energy and Environmental Protection (DEEP) announced that UI had executed a Proposed Partial Consent Order. The order, when issued by the Commissioner of DEEP, and subject to the closing of the proposed merger, will require UI to investigate and remediate certain environmental conditions in accordance with the terms and conditions of the order within the perimeter of the English Station site, a former generation site on the Mill River in New Haven previously owned by UI and sold in 2000.

If the costs of the investigation and remediation are less than $30 million, under the terms of the order, UI will remit to the State of Connecticut the difference between such costs and $30 million for a public purpose as determined in the discretion of the Connecticut governor, the Connecticut attorney general and the commissioner of DEEP.

In addition, on Sept. 18 we announced that a settlement agreement had been reached between Iberdrola, S.A., Iberdrola USA, Iberdrola USA Networks, Inc., Green Merger Sub, Inc. and UIL, on the one hand, and the Connecticut Office of Consumer Counsel (OCC) on the other hand, in our Change of Control proceeding before the Connecticut Public Utilities Regulatory Authority (PURA). The companies and the OCC have jointly filed the settlement agreement with PURA, seeking its approval.

Next, PURA will hold public hearings before it issues a final ruling on our merger application.

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In addition to the English Station investigation and remediation, UIL and Iberdrola USA agreed to certain other commitments as part of the settlement agreement, including the following:

•	To freeze base rates for UI until Jan. 1, 2017 and for CNG and SCG until Jan. 1, 2018, and to extend $20 million in aggregate rate credits to UI, SCG and CNG customers in or before the third full billing month following the closing of the proposed merger.

•	To provide $12.5 million in additional rate credits to customers of CNG over the 10-year period of 2018-2027 ($1.25 million/year).

•	To provide $7.5 million in additional rate credits to customers of SCG over the 10-year period of 2018-2027 ($0.75 million/year).

•	To ramp up UI’s program to make its electric system more resilient against storms, and to accelerate SCG’s efforts to replace old bare steel and cast iron mains and services, with deferred cost recovery in rates.

•	To commit $2 million each year for three years for DEEP to stimulate investment in clean energy.

•	To maintain UIL’s annual charitable giving at $500,000 to $800,000 for at least the next four years, and to provide an additional $1 million in funding for disaster relief for Connecticut residents.

•	To hire 150 people (including multi-year contractors) in Connecticut over the next three years.

•	To commit to improve customer service quality and maintain the operating companies’ high quality of service and reliability.

•	To commit to maintaining local management decision-making for the operating companies and adding a new position—President of Connecticut Operations.

Beyond PURA’s approval, several key steps remain before the proposed merger can close.

The companies have a pending application before the Massachusetts Department of Public Utilities, which must consider whether the change of ownership of Berkshire Gas is in the public interest.

Finally, before the deal can close, UIL shareowners must approve the proposed merger at a yet-to-be-scheduled Shareowners’ Meeting.

Given our recent activity, we remain confident in our ability to proceed quickly toward closing by the end of this year, per our original timeline.

Assuming approval, upon closing, UIL will merge into a wholly-owned subsidiary of Iberdrola USA that will be renamed UIL Holdings Corporation, with Iberdrola USA becoming a newly listed U.S. publicly-traded company. The outstanding shares of UIL common stock will be exchanged

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for shares of the newly listed combined company (representing 18.5 percent of the combined company) which will trade on the New York Stock Exchange. The remaining 81.5 percent of the shares of the combined company will be owned by Iberdrola S.A.

I will become CEO of the combined company and will oversee formation of its leadership team. In addition, I and two current UIL directors will occupy three seats on the combined company’s board of directors.

The combined company will include UIL’s utilities in Connecticut and Massachusetts, as well as Iberdrola USA’s gas and electric utilities in New York State and Maine serving 3.1 million utility customers. It will also include a highly-contracted 6.5-gigawatt portfolio of U.S. wind generation and other renewable energy sources along with Iberdrola USA’s gas storage business.

Forward-looking statements

Certain statements contained in this communication regarding matters that are not historical facts, are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. In addition, risks and uncertainties related to the proposed merger with Iberdrola USA include, but are not limited to, the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the pending merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that UIL shareowners may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed merger, the risk that any announcements relating to the proposed merger could have adverse effects on the market price of UIL’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of UIL to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally.

New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus are included in the Registration Statement on Form S-4, as amended, filed with the Securities and Exchange Commission (SEC) in connection with the merger. Additional risks and uncertainties are identified and discussed in UIL’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this communication speak only as of the date of this communication. UIL does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication other than as required by applicable law.

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Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between UIL and Iberdrola USA. In connection with the proposed transaction between UIL and Iberdrola USA, Iberdrola USA filed with the SEC a registration statement on Form S-4, as amended containing a preliminary proxy statement of UIL and that will also constitute a prospectus of Iberdrola USA. UIL will mail the final proxy statement/prospectus to UIL’s shareholders. UIL AND IBERDROLA USA URGE INVESTORS AND SHAREHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER, AS WELL AS OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Iberdrola USA or UIL may file with the SEC or send to shareholders in connection with the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by UIL are available free of charge on UIL’s website at www.uil.com or by contacting UIL’s Investor Relations Department at 203-499-2409.

Participants in Solicitation

UIL and its directors and executive officers, and Iberdrola USA and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of UIL common stock in respect of the proposed transaction. Information about UIL’s executive officers and directors is set forth in UIL’s definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2015. Other information regarding the interests of such individuals, as well as information regarding Iberdrola USA’s directors and executive officers, is set forth in the proxy statement/prospectus included in Iberdrola USA’s registration statement on Form S-4, as amended, filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

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